Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

November 16, 2020

VIA EDGAR

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer O’Brien

Re: Investindustrial Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-249462)

Ladies and Gentleman:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join the request of Investindustrial Acquisition Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on November 18, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 13, 2020:

(i)	Dates of distribution: November 17, 2020 and November 18, 2020

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 2

(iii)	Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 2300

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
	Name:	Ravi Raghunathan
	Title:	Managing Director

By:	/s/ Brandon Sun
	Name:	Brandon Sun
	Title:	Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyle Schwartz
	Name:	Lyle Schwartz
	Title:	Managing Director